

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


04007257

January 30, 2004

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-30-2004

Re: Merck & Co., Inc.

Dear Mr. Ellis:

This is in regard to your letter dated January 30, 2004 concerning the shareholder proposal submitted to Merck by Steven M. Darien, Stanley and Anita Sawczuk, James E. Higgins, Arthur Strohmer, and Richard Parker for inclusion in Merck's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Merck therefore withdraws its December 17, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Lesli L. Sheppard-Warren

Lesli L. Sheppard-Warren
Attorney-Advisor

cc: Steven M. Darien
16 Gateshead Drive
Bridgewater, NJ 08807

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352


MERCK

December 17, 2003

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Mr. Steven Darien et al.

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company"), a New Jersey corporation, has received a shareholder's proposal (the "Darien Proposal") from Mr. Steven M. Darien and five other shareholders (collectively, the "Darien Proponents") for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Stockholders (the "Proxy Materials").

We believe that the Darien Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(11) of the Securities and Exchange Act of 1934 because it substantially duplicates a proposal previously submitted to the Company by Mr. Robert D. Morse ("Mr. Morse") that will be included in the Company's Proxy Materials for the same meeting. We believe the Darien Proposal also may be excluded under Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. In addition, the Darien Proposal is violative of New Jersey law and therefore excludible unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1). Finally, the Darien Proposal contains false or misleading statements that must be remedied or the entire proposal should be excluded under Rule 14a-8(i)(3).

Substantially Duplicative

The Darien Proposal, which was received by the Company on November 10, 2003, requests that the Proxy Materials include the following proposed resolution:

> RESOLVED, That Mr. Raymond V. Gilmartin, Chairman, CEO & President of Merck & Co., Inc. be removed from all incentive plans and receive no further base salary increases or any additional incentive compensation (e.g., bonus, stock options, restricted stock, etc.)

Mr. Morse's proposal (the "Morse Proposal"), which was received by the Company on September 16, 2003[1], and which the Company intends to include, requests that the Proxy Materials include the following proposed resolution:

> PROPOSAL
> Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom (sic) are offered reasonable employee option or bonuses.

The supporting statements for the Darien and Morse Proposals are attached as Appendix A and Appendix B, respectively.

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the company's proxy material for the same meeting." The purpose for the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34-12999 (November 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same, as described below:

- *Pacific Gas & Electric Company* 1993 SEC No-Act LEXIS 140 (February 1, 1993). There, the Staff found a proposal to tie a company's chief executive officer to performance indicators was substantially duplicative of both (a) a proposal to tie compensation of non-salary management to performance indicators and (b) a different proposal to place a ceiling on future total compensation of officers and directors, thereby reducing their compensation. The Staff agreed that proposals were duplicative even though they covered different groups of people: one covered non-salary management employees, which included the chief executive officer, while the other covered only the chief executive officer. The Staff also agreed that proposals with different mechanisms were substantially duplicative: a proposal to tie compensation to performance indicators duplicated a proposal to place an absolute ceiling on compensation.

- *Siebel Systems, Inc.* 2003 SEC No-Act LEXIS 554 (April 15, 2003), dealing with a proposal that sought performance-based requirements for all stock options as substantially duplicative of a proposal seeking performance hurdles or indexing for all stock-based plans.

- *Sprint Corporation* 2000 SEC No-Act LEXIS 137 (February 1, 2000), dealing with a proposal forbidding any future compensation awards contingent upon a change in control

---

[1] The Company received a substantially identical proposal from Mr. Morse on August 26, 2003. Mr. Morse amended his proposal to revise his supporting statement, which the Company received September 16, 2003. All references to the Morse Proposal are to the amended version.

without shareholder approval as substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements.

- *Centerior Energy Corporation* 1995 SEC No-Act LEXIS 333 (February 27, 1995), dealing with three different proposals as substantially duplicative of a proposal that would place ceilings on executive compensation and forbid bonuses and stock options based on company performance. The duplicative proposals would (a) freeze compensation for the company's chief executive officer and directors based on company performance; (b) reduce management and management's salaries and eliminate bonuses; and (c) freeze salary and eliminate bonuses "until the company is again sound."

The principal thrust of the Darien and Morse Proposals are the same—both seek to eliminate incentive compensation for the highest echelon of management. The target population of the Proposals in fact overlap. Morse is directed to the top five employees, which includes Mr. Gilmartin; while Darien limits his proposal to Mr. Gilmartin. Any differences between the Darien and Morse Proposals are minor and, we believe, less significant than those the Staff previously has addressed in proposals determined to be substantially duplicative. Including the Darien Proposal would frustrate the purpose of the Rule by forcing shareholders to consider two substantially duplicative proposals in the same year.

The Company received the Morse Proposal first, and intends to include it in the Proxy Materials. Based on the foregoing, we respectfully request that the Division not recommend any enforcement action if the Company omits the Darien Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(11).

Personal Grievance

Rule 14a-8(i)(4) permits a proposal to be excluded if it relates to the redress of a personal claim or grievance against the Company. The Staff has repeatedly stated that although a proposal does not on its face evidence a personal claim or grievance, it may nevertheless be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See *USX Corp.* 1995 SEC No-Act. LEXIS 1005 (December 28, 1995) (proposal to adopt and maintain a code of ethics); *Texaco, Inc.* 1993 SEC No-Act. LEXIS 478 (March 18, 1993) (proposal regarding limits on executive and consultant compensation); *Merck & Co., Inc.* 2003 SEC No-Act. LEXIS 101, (January 22, 2003) (proposal regarding maintenance of a database to allow shareholders to review information, appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct and review, and carrying out corrective measures in cases of "demonstrated incompetence and professional misconduct during the past twenty years").

Mr. Darien is the Company's former Vice President, Human Resources. The other Darien Proponents (except for Anita Sawczuk, who is the wife of a proponent) were also employed in the Company's Human Resources department and worked, directly or indirectly, under Mr. Darien's supervision. The Company terminated Mr. Darien's employment in 1998. The employment of two of the other Darien Proponents (Richard Parker and James Higgins) was also terminated by the

Company. Thus, the Darien Proponents are a group of four former Company employees (and the spouse of a former employee), two of whom were terminated by the Company, led by their former supervisor, whose employment was also terminated by the Company. Therefore, we believe that the Darien Proposal is, in fact, part of a campaign to redress a personal grievance, namely the termination of employment of several of the proponents, and therefore should be excludible under Rule 14a-8(i)(4).

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders. Depending on the subject matter, the Rule notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The Proposal calls for the removal of Mr. Gilmartin from all incentive plans and from eligibility for salary increases. The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1), "it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976).

To the extent required by Rule 14a-9(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—may determine the compensation of the Company's Chief Executive Officer. The Staff consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* 2003 SEC No-Act LEXIS 212 (February 18, 2003) and *Lucent Technologies Inc.* 2001 SEC No-Act LEXIS 790 (November 6, 2001). Because it would violate New Jersey law, the Darien Proposal is excludible unless it is recast as a recommendation or request to the Board.

False or Misleading Statements

If included as drafted, we believe the Proposal would be inconsistent with Rule 14a-8(i)(3), which prohibits proposals and supporting statements that are contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The Division should view the Darien Proposal as materially false or misleading to the extent it says: "WHEREAS: The Board has consistently rewarded Mr. Gilmartin as if he were performing at a significantly higher level than indicated by the above record."

The supporting statement presents the Darien Proponents' uncorroborated personal opinion as incontrovertible fact. Accordingly, if the Darien Proposal is included, the quoted statement should be stricken. At a minimum, the statement should be redrafted to unambiguously state that the conclusion is the Darien Proponents' own personal view. Otherwise, the Darien Proposal violates Rule 14a-9 and should be excluded in its entirety.

Conclusion

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter, the Proposal and the Morse Proposal, including the statements in support thereof.

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter, the Company is notifying the Darien Proponents of its intention to omit the Darien Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about February 26, 2004.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: 

Bruce Ellis
Assistant Counsel

Enc.

CC: Steven Darien
Stanley & Anita Sawczuk
James E. Higgins
Arthur Strohmer
Richard Parker

Mr. Steven M. Darien
16 Gateshead Drive
Bridgewater, NJ 08807

CELIA A. COLBERT
NOV 11 2003

November 10, 2003

Ms. Celia A. Colbert
Vice President, Secretary, and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive,
Whitehouse Station, NJ 08889-0100

Dear Celia:

I hope all is well with you.

A group of Merck stockholders and I would like to submit the following proposal for the next Merck Annual meeting

WHEREAS:
- The cumulative total stockholder return on the Company's Common Stock has been below average when compared with the Dow Jones Pharmaceutical Index for the for the past 7 years,
- The price growth of Merck common stock has been below average compared to the Dow Jones Industrial Average for the past 3 years,
- Merck's stock price has lost more than half its value since December 2000,
- Merck missed Wall Street's consensus earning estimates for the 2nd & 3rd Quarters of 2003 and lowered its earnings guidance for the fourth quarter to a range of 49 cents to 54 cents a share -- sharply below the consensus forecast of 92 cents and
- Operating performance for 2002 was below long-term growth objectives

WHEREAS: The Board has consistently rewarded Mr. Gilmartin as if he were performing at a significantly higher level than indicated by the above record.

RESOLVED: That Mr. Raymond V. Gilmartin, Chairman, CEO, & President of Merck & Co. Inc., be removed from all incentive plans and receive no further base salary increases or any additional incentive compensation (e.g. bonus, stock options, restricted stock, etc.).



Steven Darien

For:
Stanley & Anita Sawczuk
James E Higgins
Arthur Strohmer
Richard Parker


RECEIVED
AUG 26 2003
OFFICE OF THE SECRETARY

APPENDIX B

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
Aug. 21, 2003

Merck & Company
One Merck Drive
PO Box 100 WS3AB-05
Whitehorse Station, NJ 08889-0100

Office of The Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider deleting all rights, options, SAR's. and severance payments to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses.

REASONS:

It is noted that Shareowners are only allowed to make "requests" for Directors actions in this proposal, therefore the recourse is by voting "Against" when considering their election or re-election to office. Management is allowed to publish "reasons" to vote "Against", therefore this Proponent has the same privilege in their election or re-election requests.

"Abstain" is a non-vote and "Except" only a partial choice, if made to delete certain Nominees. Since most may be unknown to the majority of Shareowners, there is little accomplished in using that vote. Since about 1975, the States of DE,MD,NJ,NY, and VA have enacted laws, [Rules] which were accomplished after pressure from lobbyists which automatically guarantee that all Company offered nominees for Director will always be elected, there being only that number of names required, and there are no opponents. This is known as "Plurality" voting, a process whereby the ones receiving the greater amount of votes always are elected.. The word "Against" is deleted under the explanation that: "the shareowners might be confused into thinking that voting "Against", would win, when that is actually "unlawful" in those States of incorporation. Is this not a violation of the Constitution and/or The Bill of Rights ? Federal law should supercede State Law whenever conflicting.

Thank You, and please vote YES for this Proposal.

Robert D. Morse.

Robert D. Morse

Mr. Steven M. Darien
16 Gateshead Drive
Bridgewater, NJ 08807

January 15, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co. Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(k), I and my fellow proponents are responding to letter dated December 17, 2003 from Merck & Co., Inc. (the Company") relating to our shareholders' proposal for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Stockholders, a copy of which is enclosed. We are addressing the Company's points in the order set forth in its letter.

Substantially Duplicative: We disagree with the Company's assertion that our proposed resolution is substantially duplicative of the proposal of Mr. Robert D. Morse (the "Morse Proposal"). While the Company asserts that the overlap in the target population of the proposals and the elimination of incentive compensation make the two proposals substantially duplicative and that "[a]ny differences between the Darien and Morse Proposals are minor", we believe that the differences between the two proposals are material.

- Our proposal is limited to the elimination of incentive compensation and base salary increases for a specific person, Mr. Gilmartin, whereas the Morse Proposal, as amended, seeks the discontinuation of incentive compensation and severance payments to the top 5 members of the Company's management, whoever they may be.
- Our proposal seeks only to limit Mr. Gilmartin's compensation for the remainder of his tenure as CEO of the Company, a limited period, and would serve as a medium for shareholders to declare their dissatisfaction with Mr. Gilmartin's performance as CEO of the Company. The Morse Proposal, if adopted by the shareholders and acted upon by the Board of Directors, would be applicable to successors in the targeted management positions (which may change from year to year) and would force the Company's Board to pay larger base salaries in order to attract and retain candidates for such management positions, significantly to the detriment of shareholders.

Due to the absence of Mr. Morse's amended proposal received by the Company on September 16, 2003, in the materials submitted with the Company's letter we are unable to address Mr. Morse's supporting reasons for his proposal. However, we do believe that the omission of our proposal, as proposed by the Company, would severely limit the ability of shareholders to voice their displeasure with the Company's current CEO, as opposed to eliminating certain forms of compensation for an ever changing group of 5 officers, who may or may not be responsible for the Company's current plight.

Personal Grievance: The Company believes that our proposal is "part of a campaign to redress a personal grievance." Our proposal, the first submitted by any of its proponents individually or as part of a group, is simply the proposal of several concerned shareholders of the Company who believe that Mr. Gilmartin's compensation (incentive and otherwise) has not been justified, considering the Company's performance compared to several objective standards as well as the Company's own long-term goals.

Inasmuch as the Company points out that the undersigned's employment was terminated in 1998, the submission of one shareholder proposal in a five-year span can hardly be characterized as a "campaign"; nor does the Company provide any basis for its belief that the purpose of the proposal is to redress personal grievances other than to point out that several of the proponents are former employees of the Company, some of whom were terminated by the Company and others who left by their own choosing.

- It should also be noted the Company submission is factually incorrect. Mr. Darien announced his plan to retire in October of 1995 (see attached announcement signed my Mr. Gilmartin) and left the company in April of 1996. Thus he has not been a member of Merck's management for almost eight years.
- Mr. Parker retired from the Company in January of 1994, before Mr. Gilmartin was even affiliated with Merck & Co. Inc.

Improper Under State Law: To address the Company's concerns with regard to the proposal being improper under state law, we propose to recast the proposal as a recommendation to the Board of Directors.

False or Misleading Statements: With respect to the Company's assertion that our proposal would violate Rule 14a-9 as presenting our "uncorroborated personal opinion as incontrovertible fact", we have no objection to the statement being restated as an opinion and providing additional support for such opinion.

In consideration of the foregoing, we propose to amend our proposal so that it shall read as follows:

WHEREAS:

- The cumulative total stockholder return on Merck's Common Stock has been below average when compared with the Dow Jones Pharmaceutical Index for the past 7 years,
- The price growth of the Merck's Common Stock has been below average compared o the Dow Jones industrial Average for the past 3 years,
- Merck's Common Stock price has lost more than half its value since December 2000,
- Merck missed Wall Street's consensus earnings estimates for the 2nd & 3rd quarters of 2003 and lowered its earnings guidance for the 4th quarter to a range of 49 cents to 54 cents a share -- sharply below the consensus forecast of 92 cents, and

- Operating performance for 2002 was below long-term growth objectives,

WHEREAS, Forbes.com has rated Mr. Raymond V. Gilmartin's performance relative to his pay a "D" for 2002 and 2003 in the *Pay vs. Performance Grades* list portion of its annual special report on Chief Executive Officer compensation.

WHEREAS, we believe that the Board has consistently rewarded Mr. Gilmartin as if he were performing at a significantly higher level than indicated by the above record.

RESOLVED, that the Shareholders request that the Board of Directors remove Mr. Gilmartin from all incentive plans and receive no further base salary increases or any additional incentive compensation (e.g., bonus, sock options, restricted stock, etc.).

In accordance with Rule 14a-8(k) we are submitting six paper copies of this response letter.

If you have any questions regarding this matter, please contact the undersigned at (908) 704-1888.

Thank you for your time and attention to this matter.

Very truly yours,



Steven M. Darien

For:
Stanley & Anita Sawczuk
James E. Higgins
Arthur Strohmer
Richard Parker

Enclosure
cc: Wei Chan, Esq., Milberg Weiss Bershad Hynes & Lerach LLP
Bruce Ellis, Esq., Merck & Co., Inc

M E M O

TO: CIRCULATION LIST A
HUMAN RESOURCES STAFF LIST

FROM: RAYMOND V. GILMARTIN

SUBJECT: STEVEN M. DARIEN DATE: 10/31/

I regret to report that Steve Darien, Vice President of Human Resources, has advised r
his intention to retire from Merck. He originally offered to retire during the time of the V
Retirement Incentive Program, but was asked to continue working, as Merck was then
through a number of critical changes. Now, with the new Management Committee in p
Steve feels comfortable about moving on to pursue a variety of interests. He has graci
agreed to stay on as head of Human Resources until his successor is chosen.

His career spans three decades of the Company's rise to a position of international
prominence as a healthcare company and as an employer of great distinction. Steve h
design many of the Company's innovative policies that have been widely acclaimed an
recognized through numerous industry and government awards.

In his first managerial position, he took a modest college recruiting effort that attracted
than 30 people a year and turned it into a highly efficient program that was able to ann
attract hundreds of high talent people. Subsequently he spent several years running o
America's first internal management consulting functions, one that continues to signific
contribute to Merck's success.

In the Seventies, he turned much of his attention to resolving a number of Affirmative A
issues. The results of those efforts -- job posting, written appraisals, open access to er
records and other policies that were leading edge at the time -- benefited all employees
Eighties, much of Steve's attention was focused on improving employee relations. Spe
efforts were made to rekindle positive and productive relations with our unions and to
strengthen relationships between individual employees and managers.

In the Nineties, the Human Resources area devoted much of its attention to restructurir
and benefits to make them more effective and competitive. This led to many positive c
such as the broad availability of stock options and bonuses for people at all levels. It a
necessity of the times, led to more cost sharing for benefit programs. This was a diffict
period for all Merck employees, as the Company undertook initiatives necessary to resp
a rapidly changing marketplace. Steve and I remain very confident, however, that the
groundwork has been laid for Merck to further build on its position as the employer of c
the United States. He also wants to thank all of you for making this such a great comp
to let you know "the best is yet to come!!!"

Steve will be truly missed for his many contributions to Merck's success. We are extre
proud of his accomplishments, and thank him for his dedication and strong leadership.

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352


MERCK

December 17, 2003

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Mr. Steven Darien et al.

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company"), a New Jersey corporation, has received a shareholder's proposal (the "Darien Proposal") from Mr. Steven M. Darien and five other shareholders (collectively, the "Darien Proponents") for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Stockholders (the "Proxy Materials").

We believe that the Darien Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(11) of the Securities and Exchange Act of 1934 because it substantially duplicates a proposal previously submitted to the Company by Mr. Robert D. Morse ("Mr. Morse") that will be included in the Company's Proxy Materials for the same meeting. We believe the Darien Proposal also may be excluded under Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. In addition, the Darien Proposal is violative of New Jersey law and therefore excludible unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1). Finally, the Darien Proposal contains false or misleading statements that must be remedied or the entire proposal should be excluded under Rule 14a-8(i)(3).

Substantially Duplicative

The Darien Proposal, which was received by the Company on November 10, 2003, requests that the Proxy Materials include the following proposed resolution:

> RESOLVED, That Mr. Raymond V. Gilmartin, Chairman, CEO & President of Merck & Co., Inc. be removed from all incentive plans and receive no further base salary increases or any additional incentive compensation (e.g., bonus, stock options, restricted stock, etc.)

Mr. Morse's proposal (the "Morse Proposal"), which was received by the Company on September 16, 2003[1], and which the Company intends to include, requests that the Proxy Materials include the following proposed resolution:

> PROPOSAL
>
> Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom (sic) are offered reasonable employee option or bonuses.

The supporting statements for the Darien and Morse Proposals are attached as Appendix A and Appendix B, respectively.

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the company's proxy material for the same meeting." The purpose for the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34-12999 (November 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same, as described below:

- *Pacific Gas & Electric Company* 1993 SEC No-Act LEXIS 140 (February 1, 1993). There, the Staff found a proposal to tie a company's chief executive officer to performance indicators was substantially duplicative of both (a) a proposal to tie compensation of non-salary management to performance indicators and (b) a different proposal to place a ceiling on future total compensation of officers and directors, thereby reducing their compensation. The Staff agreed that proposals were duplicative even though they covered different groups of people: one covered non-salary management employees, which included the chief executive officer, while the other covered only the chief executive officer. The Staff also agreed that proposals with different mechanisms were substantially duplicative: a proposal to tie compensation to performance indicators duplicated a proposal to place an absolute ceiling on compensation.

- *Siebel Systems, Inc.* 2003 SEC No-Act LEXIS 554 (April 15, 2003), dealing with a proposal that sought performance-based requirements for all stock options as substantially duplicative of a proposal seeking performance hurdles or indexing for all stock-based plans.

- *Sprint Corporation* 2000 SEC No-Act LEXIS 137 (February 1, 2000), dealing with a proposal forbidding any future compensation awards contingent upon a change in control

[1] The Company received a substantially identical proposal from Mr. Morse on August 26, 2003. Mr. Morse amended his proposal to revise his supporting statement, which the Company received September 16, 2003. All references to the Morse Proposal are to the amended version.

without shareholder approval as substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements.

- *Centerior Energy Corporation* 1995 SEC No-Act LEXIS 333 (February 27, 1995), dealing with three different proposals as substantially duplicative of a proposal that would place ceilings on executive compensation and forbid bonuses and stock options based on company performance. The duplicative proposals would (a) freeze compensation for the company's chief executive officer and directors based on company performance; (b) reduce management and management's salaries and eliminate bonuses; and (c) freeze salary and eliminate bonuses "until the company is again sound."

The principal thrust of the Darien and Morse Proposals are the same—both seek to eliminate incentive compensation for the highest echelon of management. The target population of the Proposals in fact overlap. Morse is directed to the top five employees, which includes Mr. Gilmartin; while Darien limits his proposal to Mr. Gilmartin. Any differences between the Darien and Morse Proposals are minor and, we believe, less significant than those the Staff previously has addressed in proposals determined to be substantially duplicative. Including the Darien Proposal would frustrate the purpose of the Rule by forcing shareholders to consider two substantially duplicative proposals in the same year.

The Company received the Morse Proposal first, and intends to include it in the Proxy Materials. Based on the foregoing, we respectfully request that the Division not recommend any enforcement action if the Company omits the Darien Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(11).

Personal Grievance

Rule 14a-8(i)(4) permits a proposal to be excluded if it relates to the redress of a personal claim or grievance against the Company. The Staff has repeatedly stated that although a proposal does not on its face evidence a personal claim or grievance, it may nevertheless be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See *USX Corp.* 1995 SEC No-Act. LEXIS 1005 (December 28, 1995) (proposal to adopt and maintain a code of ethics); *Texaco, Inc.* 1993 SEC No-Act. LEXIS 478 (March 18, 1993) (proposal regarding limits on executive and consultant compensation); *Merck & Co., Inc.* 2003 SEC No-Act. LEXIS 101, (January 22, 2003) (proposal regarding maintenance of a database to allow shareholders to review information, appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct and review, and carrying out corrective measures in cases of "demonstrated incompetence and professional misconduct during the past twenty years").

Mr. Darien is the Company's former Vice President, Human Resources. The other Darien Proponents (except for Anita Sawczuk, who is the wife of a proponent) were also employed in the Company's Human Resources department and worked, directly or indirectly, under Mr. Darien's supervision. The Company terminated Mr. Darien's employment in 1998. The employment of two of the other Darien Proponents (Richard Parker and James Higgins) was also terminated by the

Company. Thus, the Darien Proponents are a group of four former Company employees (and the spouse of a former employee), two of whom were terminated by the Company, led by their former supervisor, whose employment was also terminated by the Company. Therefore, we believe that the Darien Proposal is, in fact, part of a campaign to redress a personal grievance, namely the termination of employment of several of the proponents, and therefore should be excludible under Rule 14a-8(i)(4).

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders. Depending on the subject matter, the Rule notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The Proposal calls for the removal of Mr. Gilmartin from all incentive plans and from eligibility for salary increases. The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1), "it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976).

To the extent required by Rule 14a-9(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—may determine the compensation of the Company's Chief Executive Officer. The Staff consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* 2003 SEC No-Act LEXIS 212 (February 18, 2003) and *Lucent Technologies Inc.* 2001 SEC No-Act LEXIS 790 (November 6, 2001). Because it would violate New Jersey law, the Darien Proposal is excludible unless it is recast as a recommendation or request to the Board.

False or Misleading Statements

If included as drafted, we believe the Proposal would be inconsistent with Rule 14a-8(i)(3), which prohibits proposals and supporting statements that are contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The Division should view the Darien Proposal as materially false or misleading to the extent it says: "WHEREAS: The Board has consistently rewarded Mr. Gilmartin as if he were performing at a significantly higher level than indicated by the above record."

The supporting statement presents the Darien Proponents' uncorroborated personal opinion as incontrovertible fact. Accordingly, if the Darien Proposal is included, the quoted statement should be stricken. At a minimum, the statement should be redrafted to unambiguously state that the conclusion is the Darien Proponents' own personal view. Otherwise, the Darien Proposal violates Rule 14a-9 and should be excluded in its entirety.

Conclusion

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter, the Proposal and the Morse Proposal, including the statements in support thereof.

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter, the Company is notifying the Darien Proponents of its intention to omit the Darien Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about February 26, 2004.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Bruce Ellis

Bruce Ellis
Assistant Counsel

Enc.

CC: Steven Darien ✓
Stanley & Anita Sawczuk
James E. Higgins
Arthur Strohmer
Richard Parker

Mr. Steven M. Darien
16 Gateshead Drive
Bridgewater, NJ 08807

January 21, 2004

Ms. Celia A. Colbert
Vice President, Secretary, and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive,
Whitehouse Station, NJ 08889-0100

Re: Merck & Co. Inc. Shareholder Proposal from Mr. Steven Darien et al.

Dear Celia:

Based on the discussion I had with Mr. Bossidy and Mr. Bowen, we have decided to withdraw the Proxy proposal we submitted to you on November 10th. I am pleased this matter is now put to rest amicably.



Steven Darien

For:
Stanley & Anita Sawczuk
James E Higgins
Arthur Strohmer
Richard Parker

C Securities and Exchange Commission (with 6 Copies)
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Wei Chan, Esq., Milberg Weiss Bershad Hynes & Lerach LLP
Bruce Ellis, Esq., Merck & Co., Inc
Stanley & Anita Sawczuk
James E Higgins
Arthur Strohmer
Richard Parker

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352

January 30, 2004


MERCK

VIA FACSIMILE (202 942 9531) AND REGULAR MAIL

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

ATTN: Lesli Sheppard

Re: Withdrawal of No Action Request by Merck & Co., Inc (the "Company")

Ladies and Gentlemen:

The Company wishes to withdraw its request for a no action letter from the Division with respect to the shareholder proposal from Mr. Steven M. Darien and five other shareholders (the "Proponents") for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Stockholders. The Company request was dated December 17, 2003.

The Proponents notified the Company via letter dated January 21, 2004 that they have decided to withdraw their shareholder proposal. A copy of the correspondence from the Proponents is attached.

Very truly yours,

MERCK & CO., INC.

By: [signature]
Bruce Ellis
Assistant Counsel

Enc.

CC: Mr. Steven Darien
Stanley & Anita Sawczuk
James E. Higgins
Arthur Strohmer
Richard Parker

BRUCE W. ELLIS

JAN 23 2004

Mr. Steven M. Darien
16 Gateshead Drive
Bridgewater, NJ 08807

January 21, 2004

Ms. Celia A. Colbert
Vice President, Secretary, and Assistant General Counsel
Merck & Co., Inc.
WS 3A-65
One Merck Drive,
Whitehouse Station, NJ 08889-0100

Re: Merck & Co. Inc. Shareholder Proposal from Mr. Steven Darien et al.

Dear Celia:

Based on the discussion I had with Mr. Bossidy and Mr. Bowen, we have decided to withdraw the Proxy proposal we submitted to you on November 10th. I am pleased this matter is now put to rest amicably.



Steven Darien

For:
Stanley & Anita Sawczuk
James E Higgins
Arthur Strohmer
Richard Parker

C Securities and Exchange Commission (with 6 Copies)
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Wei Chan, Esq., Milberg Weiss Bershad Hynes & Lerach LLP
Bruce Ellis, Esq., Merck & Co., Inc
Stanley & Anita Sawczuk
James E Higgins
Arthur Strohmer
Richard Parker

****
*** RX REPORT ***
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RECEPTION OK

TX/RX NO	6226
CONNECTION TEL	9084233352
CONNECTION ID	
ST. TIME	01/30 12:16
USAGE T	00'49
PGS.	3
RESULT	OK

MERCK & CO., INC.
LEGAL DEPARTMENT
ONE MERCK DRIVE
P.O. BOX 100
WHITEHOUSE STATION, NJ 08889-0100

TEL: 908-423-5671
FAX: 908-423-3352
Email: bruce_ellis@merck.com

DATE: 1/30/04

TO: LESLI SHEPPARD, SECURITIES AND EXCHANGE COMMISSION
COMPANY:

TEL:
FAX: 202-942-9531

FROM: Bruce Ellis

NO. OF PAGES (INCLUDING COVER SHEET): 3

COMMENTS:

IF YOU DO NOT RECEIVE ALL PAGES AS INDICATED, PLEASE CALL JOAN DEARBORN AT 908-423-3651.